FORM 51-102F1

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

FOR

PACIFIC NORTH WEST CAPITAL CORP.

FOR THE SIX MONTH PERIOD ENDED 31 OCTOBER 2009

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the six month period ended 31 October 2009 and should be read in conjunction with the consolidated financial statements and the related notes. The date of this Management Discussion and Analysis is 14 December 2009. Additional information on the Company is available on SEDAR at www.sedar.com.

BUSINESS OF PACIFIC NORTH WEST CAPITAL CORP.

PFN is a mineral exploration company focused on the acquisition, exploration and development of Platinum Group Metals (PGMs), precious and base metals properties. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of forming options and/or joint ventures with major mining companies through to production. To that end, PFN has joint venture agreements with Anglo Platinum and First Nickel Resources. PFN has begun the evaluation of several potential property acquisitions, including precious and base metal production opportunities. A wholly owned Mexican subsidiary, Pacific North West Capital De Mexico has been incorporated, and will act as an operating and acquisition company in Mexico.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Project Overview:

ROCK & ROLL PROPERTY, BRITISH COLUMBIA

On 21 July 2009, the Company obtained an option from Misty Creek Ventures, First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia. Under the terms of the Agreement, PFN can earn a 100% interest in the Property over a four year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 PFN shares.  The Vendors will retain a 2% NSR, of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 2%, and an underlying NPI of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable in their entirety for $1,500,000 each.

The Rock & Roll Property hosts precious metals rich, volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of Triassic age. As such, the mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold’s past producing Eskay Creek mine.  Known mineralization on the Rock & Roll Property occurs in multiple stacked sulphide lenses in two zones, the Black Dog and SRV zones, over a strike length of approximately 950 m. A total of approximately 14,000 m of core drilling in 110 drill holes was completed on the property from 1991 to 1997. Only six drill holes tested the host stratigraphy outside of the known mineralization, but at least 5 km of strike length of the prospective lithologies is present on the Property. Historic drilling has tested the known mineralization down to depths of only about 160 m. Thus there is the potential for additional mineralization along strike and at depth.

The Black Dog zone hosts an historic, non-NI 43-101 compliant, indicated resource of 580,544 tonnes grading 2.4 g/t gold, 335.9 g/t silver, 0.64% copper, 0.79% lead, and 3.1% zinc  (Government of BC, MINFILE No 104B 377).  Selected historic drill results that were included in this historic resource estimate are tabulated below. These results have not been verified by the Company and are included only to illustrate the nature of mineralization on the Property.

Hole	Drill Width	Au (g/t)	Ag(g/t)	Cu%	Pb(%)	Zn%
RR90-001	9.7 m	2.74	881.0	0.50	2.07	5.30
RR90-015	2.3 m	2.09	521.4	1.10	0.88	4.60
RR91-022	1.1.m	2.30	1333.5	0.31	0.68	1.59
RR91-036	6.0 m	2.74	687.3	1.08	2.16	6.41
RR91-065	10.0m	3.19	396.3	1.09	1.09	5.07
RR91-065	4.5m	2.98	425.8	0.53	0.95	3.28
RR91-064	6.5 m	3.57	521.7	0.50	0.86	2.73

PFN embarked on an ambitious 2009 work program on the Rock & Roll Property. A 350 line kilometre AeroTem3 helicopter-borne magnetic/electromagnetic survey covering the property was completed in early August by Aeroquest Limited.  A drill was mobilized to the property in October, 2009. The program is designed to complete 4 infill drill holes and one exploration drill hole targeting an airborne electromagnetic anomaly that may represent the westward extension of the main zone of mineralization at the Black Dog occurrence. The work is being managed by Equity Exploration Consultants Ltd., a highly respected consulting company with extensive exploration experience in this part of British Columbia.

RIVER VALLEY, ONTARIO

On 5 November 2007, a $525,000 budget was approved for the River Valley PGM Project by joint venture partner Anglo Platinum Limited ("Anglo Platinum"); the largest primary producer of PGM in the world. The budget was for the continued evaluation of the River Valley Intrusive (RVI). In August 2008, with funds remaining from the 2007 budget, a limited re-sampling of certain exposures was completed. In September 2008, commodity markets suffered major declines. In light of these declines, Anglo Platinum informed PFN of its intention to place the River Valley project on temporary hold until metal prices improved. A $285,000 budget was approved for the project in 2008 to finalized data compilation and archiving, to complete the transfer of mining claims to mining lease, and to wind down operations at the Sudbury Exploration office. A further $245,000 budget was approved for the project in 2009 to complete reclamation work on the River Valley property. As of 28 February 2009, the process of archiving material, storing equipment, and shutting down operations in Sudbury was complete. Reclamation work was completed in August 2009.

An additional $150,000 budget has been allocated for 2009 to fund a geochemical study of the River Valley mineralization. This study will be conducted by Dr. Reid Keays of Monash University, Melbourne, Australia. Dr. Keays is an expert in the geochemistry of nickel and platinum group metal deposits. The study will examine the full suite (Pt, Pd, Rh, Os, Ir, Ru) PGM content of the ore, and will establish a model for the genesis of high grade styles of mineralization found locally within the deposit. Re-sampling of selected River Valley drill holes was completed in January, 2009, and the samples have been submitted to the Ontario Geoscience Laboratories for analytical work. Results of the study are expected in the Spring of 2010.

The River Valley PGM Project is a 50/50 joint venture with Anglo Platinum Limited. Anglo Platinum has committed over $22 million to the joint venture to date and may earn a 60% interest in the project by completing a feasibility study, and a 65% interest by funding it through to production. Pacific North West Capital is the operator of the project.

WEST TIMMINS, ONTARIO

The West Timmins Nickel Project is an option/joint venture with Xstrata Canada Corporation (“Xstrata Nickel”), whereby PFN may earn a 100% interest in the project. The project covers 355 km2 (26,928 hectares), and is located approximately 60 km west of Timmins, Ontario near Xstrata’s profitable Montcalm Mine.

A diamond drill program was completed in 2007 with no significant intersections. The drill program targeted geophysical and geochemical anomalies identified in previous work programs. Numerous additional airborne EM (AeroTEM), Pulse borehole EM, and geochemical anomalies in the Montcalm Intrusive Complex remain to be drill tested.

In a continuing effort to evaluate the Montcalm Intrusion, a deep penetrating UTEM survey was completed in September 2008. Although some geophysical anomalies were identified, interpretations suggest that the anomalies are unlikely to reflect mineralization.

On 5 May 2009, the Company terminated the option agreement with Xstrata Nickel on the West Timmins Property.

COLDWELL, ONTARIO

On 18 September 2007, the Company announced that it had completed the acquisition of three new PGM projects within the Alkaline Coldwell Intrusive Complex (CIC), which hosts a number of PGM and copper occurrences. The three projects, totalling 91 mineral claims (968 units or 15,487 hectares), have been designated Coldwell West, Coldwell Central and Coldwell South. The projects are 100% owned by PFN and are located approximately 215 km north east of the city of Thunder Bay, 10 km north of the town of Marathon, and 40 km west of the prolific Hemlo Gold Camp.

An exploration program of prospecting, lake bottom sediment geochemical sampling, and an airborne EM and magnetic survey was initiated to evaluate the claims. Anomalies generated by these surveys were evaluated in a subsequent work program in the Fall of 2008.  No significant mineralization was identified during the course of this work. A joint venture partner is being sought to further explore the Coldwell Project.

GOODCHILD, ONTARIO

During the previous year, the Company acquired 28 mineral claims by staking in the Goodchild area of Ontario.  The Goodchild property was incorporated into the Coldwell Project described in the preceding paragraph, and a portion of the 2008 Coldwell work program was directed at identifying mineralization on the Goodchild property. As with the Coldwell Project, the Company is currently seeking to attract a joint venture partner to explore the Goodchild property.

WALSH TOWNSHIP, ONTARIO

By agreement dated 1 January 2008 the Company may earn up to a 100% interest in the Walsh Township Option. The property is located on the west side of the CIC west of Marathon in northern Ontario.  This property has been grouped into the Coldwell Project.

A program of prospecting and geochemical sampling was completed on the Walsh property in the Fall of 2008.  No significant results were obtained, and the Company terminated the option agreement on this property in November 2008.

SWAYZE JOINT VENTURE, ONTARIO (OLD: NICKEL MUIR, ONTARIO)

The Company entered into a 50/50 joint venture agreement with Benton Resources Corp. (“Benton”) on 12 February 2008 to jointly explore three properties (Tooms, Heenan and Kenagami) in the Swayze greenstone belt. Benton acts as operator for the project and is responsible for carrying out all exploration activities.

The Swayze Project is situated approximately 100 km south-west of Timmins, Ontario. The project lies within the Swayze greenstone belt, which represents the western extension of the Abitibi greenstone belt. The latter terrane hosts numerous nickel deposits including the producing Redstone (Liberty) mine and the newly discovered Golden Chalice occurrence.

In July 2008, a helicopter-borne magnetic and electromagnetic (VTEM) survey was completed over the Tooms property. Mapping and prospecting were also completed during the summer of 2008, and several gold occurrences were evaluated on the Heenan claim block. Approximately 500 ms (m) of diamond drilling was completed on the Heenan gold showings in September 2008. Several zones of anomalous gold mineralization were identified, but intersection widths were not significant.

On 11 May 2009, the Company and Benton  agreed to terminate the Swayze joint venture. The individual claims that make up the joint venture will revert to original ownership. The Company has no plans for exploration activity on its Swayze claims in 2009.

RAGLAN HILLS JOINT VENTURE, ONTARIO (OLD: SOUTH RENFREW, ONTARIO)

On 11 December 2007 the Company entered into a 50/50 joint venture agreement with First Nickel Inc. (“First Nickel”) to undertake exploration on certain properties known as the Raglan Hills Project. The two companies participate equally in a single purpose, unincorporated Joint Venture to carry out mineral exploration on the project.

First Nickel will act as operator and is responsible for completing all exploration activities. The Raglan Hills Project is situated northeast of Bancroft, Ontario, and consists of 21 claim blocks totalling 2,752 hectares. The property overlies the Raglan Hills Complex, a differentiated mafic intrusion composed primarily of meta-gabbro with lesser proportions of meta-pyroxenite. In July 2008, the joint venture completed an AeroTem III and AeroTem IV geophysical survey. Follow-up prospecting was completed in the Fall of 2008, with numerous potential drill targets identified. Due to the downturn in commodity prices, PFN has informed First Nickel Inc that it will not participate in the funding of a 2009 exploration program. This will result in dilution of the Company’s interest by an amount dependent on the expenditures completed by First Nickel over the course of 2009. The Company retains the right to participate in future work programs if it so desires.

EAST SUDBURY, ONTARIO

During a previous year, the Company acquired 124 mineral claims by staking in the Sudbury area of Ontario.  A limited field program of prospecting and soil sampling was undertaken in late fall of 2008. No significant results were obtained from this work, and the Company has terminated the project.

In September, 2009, the Company entered into a purchase agreement with Trueclaim Exploration Ltd. whereby Trueclaim would purchase 1005 ownership of certain claims that formed part of the East Sudbury property for a 1.5% NSR and 50,000 Trueclaim shares.

NORTH DULUTH, ONTARIO

During a previous year, the Company spent $3,038 related to the acquisition of the 10 mineral claims in the Crystal Lake Area south of Thunder Bay, Ontario. The Company has completed a geophysical program on the project. No further work has been undertaken on the property.  In February 2009, the property was reduced to eight claims.

SOQUEM - TAUREAU, QUéBEC

The Company entered into a 50/50 joint venture cooperation agreement with SOQUEM Inc. ("SOQUEM") in order to evaluate the PGM potential within a designated Area of Mutual Interest ("AMI") in south-eastern Québec. All funding will be shared on a 50/50 basis. SOQUEM is the operator of the project.

SOQUEM is a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec. SOQUEM's head office is located in Val d'Or, with a regional office in Chibougamau.

The Taureau reconnaissance program continued to evaluate mafic intrusions for PGM mineralization in the defined AMI within the Grenville Province of Québec during 2008. A budget of $370,000 was approved for 2008. There were no significant assay results reported from the field evaluation programs. The joint venture was terminated in April 2009.

SOQUEM - CHENEVILLE, QUéBEC

A separate joint venture agreement was signed with SOQUEM in 2006 resulting from PGM assay values (average of two samples was 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62 Cu, and 0.35% Ni) returned from a showing in the Cheneville intrusion in Québec. These results led to a staking program, which was subsequently followed by an airborne survey that identified magnetic and conductive anomalies. These were evaluated with follow-up prospecting, geophysical, trenching and mapping programs. A drill program targeting the Cheneville showing was completed in November 2008. The results of these programs were not encouraging, and the Cheneville Project was terminated in April 2009.

GLITTER LAKE, QUéBEC

The Glitter Lake Project is an option from CanAlaska Uranium Ltd. (“CanAlaska”) in which the Company can earn 50% with a working commitment. The Glitter Lake claims surround, and extend along strike from, the Horden Lake Copper-Nickel deposit, which hosts an indicated resource of 8.8Mt at 0.88% Cu and 0.21% Ni, and an inferred resource of 7.8Mt at 0.87% Cu and 0.25% Ni (Southampton Ventures Inc., Press Release, 2 March 2009).

On 1 April 2008 the Company signed an amended agreement with CanAlaska whereby in order to maintain the option, a total of $200,000 may be spent by 15 April 2009 with an additional $300,000 to be spent by 15 April 2010. To date PFN has completed exploration expenditures in the amount of $248,891 fulfilling its 2003 and 2007 exploration commitments.

On 30 January 2009, PFN and CanAlaska signed an amendment to the option agreement whereby CanAlaska has assigned a 100% interest in the Glitter Lake property to PFN in consideration of PFN assuming CanAlaska’s remaining lease obligation of approximately $83,600 with respect to its Kerrisdale office location to the end of the lease term in November 2010. CanAlaska retains a 0.5% NSR interest in the property along with the existing royalty agreement with the original prospectors of 1.5%. The original option agreement has thus been terminated.

A joint venture partner is being sought to further explore the Glitter Lake Project.

FIEDMONT, QUéBEC

In December, 2008, the Company entered into an option agreement with Kinbauri Gold Corp. to earn a 60% interest in the approximately 8,000 ha Fiedmont PGM property. The property is situated approximately 15 km northeast of Val d’Or, Québec. PFN will pay $98,000, give 150,000 shares and complete $400,000 in work expenditures by 30 November 2010 to vest.  A 60 (PFN)/40 (Kinbauri) joint venture comes into effect after vesting.

The Fiedmont property hosts PGM mineralization in sulphide zones associated with the contacts of the intrusion. Showings have returned values grading up to 6 g/t Pt+Pd, and drill hole intersections include up to 1.5 g/t Pt+Pd over 5 m. The property has seen very little work since its discovery in 2002. The Company completed an initial drill program targeting potential extensions of the known mineralization in March, 2009.  No significant assay results were obtained from the drilling program, and the option agreement was terminated in October of 2009.

DESTINY GOLD PROPERTY, QUEBEC

In September, 2009, the Company announced that it had entered into an option agreement with Alto Ventures Ltd. (“Alto”) to acquire the Destiny Gold Project  (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec. The property is road accessible, and excellent mining infrastructure and support facilities are available in nearby Val d’Or.  The property consists of 175 mining claims totalling 7260 ha. Under the terms of the Option Agreement with Alto Ventures Ltd, PFN will pay Alto $200,000, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold property. Subsequent to vesting of its interest, PFN will form a joint venture with ATV to further develop the project. Certain claims comprising the property are subject to underlying net smelter return royalties ranging from 1% to 3.5%, with varying buy-back provisions. Details of the underlying NSR’s are available on the PFN website.

The Destiny Gold property is underlain by Archean metavolcanic and metasedimentary rocks of the Abitibi Greenstone Belt. A regional scale structure, the Despinassy shear zone, transects the property. High grade gold mineralization occurs in quartz veins and alteration zones associated with this structure. Mineralization has been identified in several locations along the Despinassy shear zone on the property over a strike distance of about 4 km.

The main area of mineralization, the DAC zone, occurs over a strike length of about 600 metres. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections ranging up to 178.5 g/t gold over a drill width of 1.0 metres.  The DAC zone hosts a NI 43-101 compliant indicated resource of  166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t gold (63,839 ounces) as calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Quebec” dated January 9, 2007)The DAC zone is open along strike and at depth. The occurrence of high grade mineralization at the Darla and 20 and 21 zones to the east clearly indicates that the mineralizing system occurs across a significant portion of the property.

A drilling program commenced on the Destiny gold property in October, 2009. The program is designed to complete a total of approximately 5500 metres of core drilling as infill holes, with the goal of doubling the known resource at the DAC zone. It is anticipated the drill program will be completed by 20 December 2009.

NICKEL PLATS, SASKATCHEWAN

The Company optioned the Nickel Plats property in 2007 from Diamond Hunter Ltd. (“Hunter”). The property is located approximately 50 km north of Laronge, Saskatchewan. The property covers a nickel-copper occurrence (historic resource of 1.7 million tons grading 0.74% combined nickel-copper).within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusion.

A property acquisition program was initiated adjacent to the Nickel Plats property in 2007. The additional claims cover what are considered to be the potential strike extensions of the nickel-copper mineralization identified on the Nickel Plats Project, as well as covering additional mafic intrusions in the general vicinity. A 2284 line kilometre (“km”) helicopter-borne VTEM (Versatile Time Domain Electromagnetic) geophysical survey was completed by Geotech Ltd over the Nickel Plats properties in 2008.  A geophysical interpretative report was completed in late 2008, with a large number of anomalies identified on the property.  On 30 March 2009, the Company and Hunter signed an amendment to the terms agreement as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010		15,000	50,000	-
On or before 30 April 2011		20,000	-	-
On or before 30 April 2012		20,000	-	-
On or before 30 April 2013		20,000	-	-
Total		$150,000	250,000	$-

A joint venture partner is being sought to further explore the Nickel Plats Project.

NORTH VOISEY, LABRADOR

The Company allowed the North Voisey claims to lapse in September 2008 and has no further plans for this project.

WINTER LAKE, NORTHWEST TERRITORIES

The Winter Lake Property, located northeast of Yellowknife in the Northwest Territories, was acquired by staking in 2007 in an area where a new nickel discovery was reported.

On 4 May 2009, the Company allowed the Winter Lake claims in the Northwest Territories to revert to the Crown.

TONSINA PROPERTY, ALASKA

During a previous year, the Company acquired certain mineral claims by staking in Alaska. A mapping and sampling program was completed on the property in 2007. This program identified significant PGM anomalies associated with a sulphide and chromite enriched layer in the Tonsina Ultramafic Complex. An induced polarization survey designed to test the extent of the mineralization was completed in the summer of 2008. This was followed by a ground magnetic survey and surface channel sampling. The results suggest that the zone of sulphide mineralization is continuous over a 300 m strike length. Future work will focus on determining the total strike extent of this zone, and identifying the best locations for drill testing of the mineralization.

GOODNEWS BAY, ALASKA

On 12 April 2006, PFN announced that it had signed an option to acquire up to 100% interest in a long-term exploration and mining lease from Calista Corporation, which encompassed an area of 212 km2 in the Goodnews Bay area. Previous placer operations in the streams draining the project area produced approximately 650,000 troy ounces of platinum. PFN began an exploration program on the Goodnews Bay property with the goal of identifying the lode source of the placer deposits.

In a second agreement dated 26 February 2007, PFN and Calista Corporation entered into an option/joint venture agreement with Stillwater Mining Company (“Stillwater”), granting them the right to acquire up to 60% of the Company’s interest in the property.

The exploration programs conducted on the Goodnews Bay project culminated with the completion of a seven-hole, 1706 m drill program completed over the summer field season of 2008. The drill program targeted platinum mineralization at the Last Chance showing, and at the Susie West soil geochemical anomaly. No significant platinum-palladium mineralization was identified during the program.

On 21 November 2008, PFN announced the termination of the exploration agreement with Stillwater and Calista Corporation on the Goodnews Bay Platinum property.

KANE PROPERTY, ALASKA

During a previous year, the Company acquired certain mineral claims by staking in Alaska. A joint venture partner is being sought to further explore the Kane property.

UNION BAY, ALASKA

The Union Bay project is a 50/50 joint venture project with Freegold Ventures Limited (“Freegold”).  No programs were carried out during the past year, although management continues to believe that there are drill targets that warrant future programs on the property.  Freegold and PFN are seeking a joint venture partner to further develop this project.

NIXON FORK PROPERTY, ALASKA

On 12 February 2009, the Company acquired a 100% interest in the Nixon Fork Gold Mine through the purchase of Mystery Creek Resources, Inc. (“MCR”). The Company paid US$100,000 upon signing the agreement dated 9 December 2008. The Company agreed to pay a further US$400,000 by 1 September 2009. Instalment payments of US$100,000 were made on 12 February 2009, 1 May 2009 and 2 July 2009. The final instalment payment of US$100,000 was paid on 1 September 2009.

The mine is located 56 km northeast of McGrath, Alaska. Work on the property began in late March and consisted of reopening the facilities that had been shut down in October of 2008.  The facilities are in good condition and the camp is operational.

In June 2009, the Company granted Fire River Gold Corp. (FAU) an option to acquire all of the outstanding shares of Mystery Creek Resources, Inc. (MCR). Fire River Gold paid PFN US$50,000 on signing of the agreement. FAU may exercise the option by making further payments totaling US$450,000 over a six month period, and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares. Based on FAU’s share structure, the issued shares will give an ownership interest of approximately 22% of FAU. FAU will also issue PFN 1,000,000 share purchase warrants entitling PFN to purchase 1,000,000 shares at an exercise price of $0.50 for a period of twenty-four months from the date of closing. FAU will also refund all expenses incurred by PFN from May 1st 2009 until the finalisation of this transaction to a maximum of CDN$1,250,000.

The sale of MCR to FAU was approved by PFN shareholders in August, 2009. The shareholders of FAU approved the purchase of MCR in September, 2009.

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars. The following table summarizes selected financial data for PFN for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the  audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended 30 April (audited)
	2009	2008	2007
Total Revenues	$ 529,538	$ 843,972	$ 201,599
General and administrative expenses	2,777,118	2,091,920	1,548,266
Mineral property cash costs incurred	1,895,727	3,602,672	834,473
Mineral property cash costs recovered	-	-	-
Income (loss) before other items in total	(2,777,118)	(2,091,920)	(1,548,266)
Loss per share – Basic & fully diluted	(0.09)	(0.02)	(0.03)
Net income (loss) from continuing operations in total Comprehensive loss per share – Basic & fully diluted	(5,354,466) (0.10)	(883,378) (0.03)	(1,230,764) (0.03)
Totals Assets	15,095,336	17,087,029	7,315,871
Total long term liabilities	3,836,415	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	31 Oct.	31 Jul.	30 Apr.	31 Jan.	31 Oct.	31 Jul.	30 Apr.	31 Jan.
	2009	2009	2009	2009	2008	2008	2008	2008
Total revenues	$ 13,582	$ 27,481	$ 6,790	$ 190,289	$ 180,933	$ 151,526	$ 236,388	$ 279,795
Net income(loss)	2,221,965	(523,264)	(3,985,908)	(508,288)	(439,561)	(420,709)	(60,551)	(71,181)
Net income(loss) per share	0.04	(0.01)	(0.06)	(0.01)	(0.01)	(0.01)	0.00	0.00
Total assets	12,620,592	14,667,532	15,095,336	15,349,321	15,846,635	16,186,568	17,087,029	14,432,495

RESULTS OF OPERATIONS

The six month period ended 31 October 2009 resulted in loss from continuing operation of $862,755 which compares with a loss of $860,270 for the same period in 2008. General and administrative expenses for the six month period ended 31 October 2009 were $859,550, a decrease of $332,352 over the same period in 2008. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $120,558 for the six month period ended 31 October 2009 compared to $161,976 for the same period of 2008, a decrease of $41,418. Salaries and benefits decreased by $28,443 for a total of $107,292 compared to $135,735 in the previous year. $165,059 was incurred for the development of New Projects compared to $160,307 in the previous year. An aggregate stock-based compensation of $143,392 was recorded as compared to $393,823 in the previous year. Stock-based compensation is broken down on the income statement according to the applicable expense category. Consulting fees for the period were $11,358 compared to $89,745 in the previous year. Travel and lodging costs of $18,491 were incurred during the year compared to $40,972 of the same period in 2008. All other general and administrative costs were lower compared to the previous year as no equity financing was made during the six month period.  Interest and other income was $41,063, compared to $114,685 in the previous year. $109,369 unrealized gain on investment portfolio as a result of the fair value presentation required in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855.

During the six month period ended 31 October 2009, the Company incurred mineral property cash costs of $403,979.

LIQUIDITY AND CAPITAL RESOURCES

At 31 October 2009, the Company’s working capital, defined as current assets less current liabilities, was $7,696,116 compared with working capital of $5,179,476 at 30 April 2009.  Flow-through funds of $778,094 must be spent before 31 December 2009 on qualified Canadian mineral exploration, and are included in working capital. The Company has total issued and outstanding of 61,933,008 shares at 31 October 2009. The Company has a portfolio of investments with a book value of $3,644,566 and a market value of $2,999,230 as at 31 October 2009.

CONTRACTUAL COMMITMENTS

By agreement effective 1 December 2005 the Company entered into a five-year management agreement with a company controlled by a director and Chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The Chairman and Director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

By amended agreement effective 1 December 2008, the Company amended the 1 December 2005 agreement.  The compensation under the original agreement was amended from $7,350 per month to $14,104 per month.  The 5% increase under the original agreement was waived until 1 December 2009.  All terms of the original agreement remained the same.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company. The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares. The Company is committed under an operating lease with a Company for its office premises with the following minimum lease payments to the expiration of the lease on 30 November 2011.

Year ended 30 April	2009	2010	2011	Thereafter
Management agreement	$ 21,970	$ 169,247	$ 169,247	$ 169,247
Office lease *	$ 88,963	$ 175,968	$ 102,648	-

*

In November 2008 the Company entered into an agreement with the former co-signor of the lease whereby the Company assumed their remaining lease obligation and received a lump sum amount of $126,845 which will then be applied to the end of the term.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation. These estimates are reviewed periodically (at least annually), and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the six month period ended 31 October 2009.

CHANGES IN ACCOUNTING POLICIES

Effective 1 May 2009, the Company adopted CICA Handbook Section 3064 “Goodwill and Other Intangible Assets”.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its financial statements.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

Section 3855 requires that all financial assets and financial liabilities be measured at fair value on initial recognition except for certain related party transaction. Financial instruments classified as held-for-trading are measured at fair value and unrealized gains and losses are included in the net income in the period in which they arise. The Company has historically measured these instruments at the lower of cost and market value and any unrealized gains or losses have been included in net income.

COMPREHENSIVE INCOME

Section 1530 introduces other comprehensive income (loss). Comprehensive income (loss) includes both net earnings (losses) and other comprehensive income. Other comprehensive income (loss) includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and any foreign currency gains and losses relating to self-sustaining foreign operations where applicable, all of which are not included in the calculation of net earnings (loss) until realized. The only impact on the Company of adopting these new standards was the recognition of unrealized gains and losses on investments, which has been included as part of shareholders' equity under "Other Comprehensive Loss". As required by the prospective implementation of these new standards, the comparative financial statements have not been restated.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, available-for-sale securities and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value unless otherwise noted.

FUTURE CHANGES IN ACCOUNTING POLICIES

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008).  The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

 The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquirer is owned at the acquisition date.  The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011.  Earlier adoption is permitted.  This new Section will only have an impact on the consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”.  These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582.  The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011.

The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

RELATED PARTY TRANSACTIONS

During the six month period ended 31 October 2009, the following related party transactions took place:

1.

A total of $84,623 was paid to a company controlled by the President and Director of the Company for management services.

2.

A total of $78,240 was paid to a Company controlled by the Vice-President of Business Development for consulting fees.

Effective 1 February 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the six month period ended 31 October 2009, $17,000 was paid/accrued to directors.

OUTSTANDING SHARE DATA

The Company is authorized to issue unlimited common shares without par value. As at 31 October 2009, there were 61,933,008 outstanding common shares compared to 61,658,008 outstanding shares at 30 April 2009.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2009	Granted	Exercised	Expired	Cancelled	Number outstanding 31 October 2009	Exercise price per share	Expiry date
1,260,000	-	-	-	-	1,260,000	$0.70	5 November 2009
412,000		-	-	-	412,000	$0.83	28 February 2010
355,000	-	-	-	-	355,000	$0.60	3 May 2010
100,000	-	-	-	-	100,000	$0.40	3 February 2011
82,500	-	-	-	-	82,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
150,000	-	-	-	-	150,000	$0.47	14 February 2009
Number outstanding 30 April 2009	Granted	Exercised	Expired	Cancelled	Number outstanding 31 October 2009	Exercise price per share	Expiry date
720,000	-	-	-	-	720,000	$0.55	18 May 2012
280,000	-	-	-	-	280,000	$0.50	11 October 2012
130,000	-	-	-	-	130,000	$0.50	29 October 2012
85,000	-	-	-	-	85,000	$0.50	14 November 2012
1,040,000	-	-	-	-	1,040,000	$0.60	22 February 2013
100,000	-	-	-	-	100,000	$0.50	11 June 2013
600,000	-	-	-	-	600,000	$0.50	13 / 15 August 2013
1,325,000	-	-	-	-	1,325,000	$0.25	22 April 2014
-	125,000				125,000	$0.25	15 July 2014
6,709,500	125,000	-	-	-	6,834,500

During the six month period ended 31 October 2009, 2,697,990 performance shares were reserved for issuance at the discretion of the Board. These shares may be issued to such arm's length parties as the Board considers desirable employees/consultants to attract to the Company. To date, 1,200,000 performance shares have been authorized for issuance at $0.01 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, the Company is determined to strengthen internal controls over financial reporting.  Management has engaged the services of an additional external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control.

INTERNAL CONTROLS AND PROCEDURES

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Canadian GAAP. As at the end of the year covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the six month period ended 31 October 2009. All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management continues to review and refine its internal controls and procedures.

RISKS AND UNCERTAINTIES

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the  Company’s properties.

OUTLOOK

The Company currently has a joint venture agreement in which Kaymin Resources Limited (Anglo Platinum) is earning an interest in the Company’s River Valley project by carrying all costs and making exploration expenditures. The Company also has a joint venture agreement with First Nickel Inc. The Company ended 31 October 2009 with a strong cash position that will enable it to continue its own acquisition and exploration effects in the North American and other jurisdictions.

SUBSEQUENT EVENTS

On 3 December 2009, the Company and its joint venture partner, Alto, announced high grade gold results from the first five diamond drill holes completed at the DAC Deposit on the Destiny Gold Project, Quebéc. High grade quartz veins including 44.39 g/t gold (1.56 oz./t), 39.5 g/t gold (1.39 oz./t) and 20.6 g/t gold (0.72 oz./t) across 0.5m were intersected. These veins occur within wide shear-related alteration zones which themselves are gold bearing. Subject to final results of the current drill program, the Company plans to begin Phase II drilling in early 2010. A third phase of drilling is slated for Spring/Summer 2010 and its size will be dependent on the results found in Phases I & II. The objective of the above mentioned program is to expand the current NI 43-101 resources on the project.

On 9 December 2009, the Company announced a non-brokered private placement of up to 5,000,000 units at a purchase price of $0.20 per unit for gross proceeds of up to $1,000,000. Each unit will consist of one common share in the capital of the Company and one-half of one share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for 2 years at a price of $0.35 in the first year and at a price of $0.45 in the second year. A portion or all of the units may be flow-through units. The proceeds from the private placement received from the sale of the units will be used for the further development of the Destiny Gold Project, the further development of the BC Rock & Roll Project and for the acquisition of additional Platinum Group Metals, precious metals and base metals projects in Canada, the United States and Africa.

NEW PROJECT ACQUISITION PROGRAM

The current downturn in the metals market is providing an excellent opportunity to acquire high quality projects under excellent terms. Several properties located in Mexico, Central America, the United States, and Canada are under review and the Company expects to complete new property acquisitions in the upcoming months.  Several producing or near production properties with significant exploration potential are being evaluated, as are several drill stage projects.